

September 30, 2010

*Via U.S. Mail and Facsimile*

Michael B. Frankel
Director and Chairman Designate
Western Liberty Bancorp
1370 Avenue of the Americas
28th Floor
New York, NY 10019

> **Re:    Western Liberty Bancorp**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 28, 2010**
> **File No. 001-33803**

Dear Mr. Frankel:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C, filed September 30, 2010
General

1.    Please revise your information statement to include the information required by Item 6(d) of Schedule 14A.  Refer to Item 1 of Schedule 14C.

Amendments to the Prior Warrant Agreement, page 4

2.    Please tell us why the amended warrant agreement does not constitute a reclassification of securities under Rule 145 promulgated under the Securities Act of 1933 and why the issuance of such securities, including the underlying common stock, is not required to be registered under the Securities Act.

Incorporation by Reference, page 6

3.      Information may be incorporated by reference only in the manner and to the extent specifically permitted in the items of Schedule 14A.  Refer to Item 1 of Schedule 14C and Note D.1 to Schedule 14A.  Please revise accordingly.  Also, please confirm that the reports or statements incorporated by reference will be delivered to security holders with the proxy statement and revise the disclosure to so state.  Refer to Item 13(b) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3583 with any questions.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc:     Frank Lopez, Esq.
        Proskauer Rose, LLP
        (212) 969-2900
        *(facsimile only)*